# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Republic Digital Acquisition Company, CIK 0002055459
CUSIP: G7515A103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 149 5th Ave, 10th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 05/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 1,565,000; sole dispositive power 0; shared dispositive power 1,565,000; aggregate amount beneficially owned 1,565,000 (5.22% of the class)
  Comment: * The reporting person holds 1,565,000 Class A ordinary shares.
  ** Percentage based on 30,000,0000 Class A ordinary shares outstanding of the Issuer, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 2, 2025.
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; sole voting power 0; shared voting power 1,565,000; sole dispositive power 0; shared dispositive power 1,565,000; aggregate amount beneficially owned 1,565,000 (5.22% of the class)
  Comment: * The reporting person holds 1,565,000 Class A ordinary shares.
  ** Percentage based on 30,000,0000 Class A ordinary shares outstanding of the Issuer, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on May 2, 2025.

## Item 1. Issuer
Name of issuer: Republic Digital Acquisition Company
Address of issuer's principal executive offices: 149 5th Ave, 10th Floor, New York, NEW YORK 10010

## Item 2. Person Filing
Name of person filing:
MMCAP International Inc. SPC

MM Asset Management Inc.
Address of principal business office or, if none, residence:
c/o Mourant Governance Services (Cayman) Limited
94 Solaris Avenue
Camana Bay, P.O. Box 1348
Grand Cayman, KY1-1108, Cayman Islands

161 Bay Street,
TD Canada Trust Tower, Suite 2240,
Toronto, ON M5J 2S1 Canada
Citizenship:
Cayman Islands

Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,565,000
Percent of class: 5.22
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: 1,565,000
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: 1,565,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Director (05/06/2025)
- MM Asset Management Inc.: /s/ Hillel Meltz, President (05/06/2025)